Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor plc

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: Amcor Limited

Subject Company: Bemis Company, Inc.

Commission File Number: 001-5277

AMCOR LTD 2019 HALF YEAR RESULTS ANNOUNCEMENT

Monday, 11th February 2019 11.30 AEDT

AMCOR CORPORATE REPRESENTATIVES:

Ron Delia, Managing Director and CEO

Michael Casamento, Executive VP, Finance and CFO

Ron Delia: Good morning. Thanks, everyone, for joining us. I’m Ron Delia, here to present Amcor’s First Half Results for the 2019 financial year. With me here today is Michael Casamento, Amcor’s CFO.

As we do with all meetings in Amcor, we’ll start with safety. Safety, as you would have heard us talk about before, is our top priority. At Amcor we have one goal when it comes to safety, and that is no injuries. We’re not at no injuries yet, but our safety performance was the highlight of the first half for our employees around the world. Through their commitment and passion for keeping each other safe, we were able to reduce the number of recordable injuries across Amcor by 20% compared to the first six months of fiscal 2018. We’re especially proud of this performance given we were able to stay focused and vigilant at a time when the risk of distraction was arguably higher, and we know we won’t see reductions of this level in every six-month period, but we’re determined to continue to drive improvements across the company until we reach that goal of no injuries.

Turning to slide 6 and a summary of the first half. Our financial performance was in line with our expectations for the half. We had sales growth across the business and especially with multinational customers and healthcare packaging globally, and earnings growth was balanced across the flexibiles and rigid plastics segments, with strong earnings growth in the emerging markets of 9%.

Operating cash flow was also strong, 27% higher than last year, and with this good first half result we’re on track to deliver against the full-year outlook we provided in August, which we’re reconfirming today.

It’s clear that our value proposition is resonating with customers large and small. In the first half, we opened a new plant in India to supply Unilever, we extended our already long-term partnership with Nespresso and we again saw growth with regional beverage customers in North America. Consumers and customers around the world are increasingly seeking sustainable packaging options, and this is a great growth opportunity for Amcor. As the industry leader, we have a differentiated value proposition when it comes to sustainability, and we’re making real progress on a number of dimensions, which I’ll come back to later.

Finally, we’ve made significant progress over the last six months towards closing the Bemis transaction. We expect the deal to close in the second quarter of the 2019 calendar year, and we’re excited about the substantial opportunities this combination creates for Amcor and for our shareholders. I’ll come back to this topic later in the presentation.

Slide 7 shows the key financial metrics for the half. Sales were up across all of our businesses and 4.3% higher overall, and approximately 2% of that sales increase came from recoveries of higher raw material cost, and excluding the impact of those higher raw materials, margins for the company were in line with last year.

EPS growth of 3.4% came from recently acquired businesses, organic sales growth, restructuring benefits and strong cost performance. Strong cash flow was supported by excellent performance on working capital and the balance sheet remains strong with leverage at 2.8x.

We’re very comfortable with our financial position, and that will strengthen even further following the Bemis acquisition.

With these results and our confidence in the outlook for the business, the board increased the interim dividend to 21.5 US cents per share.

Moving on to the flexibles segment on slide 8. The flexibles PBIT was modestly higher than the prior year in constant currency terms, and in line with expectations. The PBIT growth reflects contributions from both recent acquisitions and organic growth, and operating cost performance was strong across the group, as was sales growth in our healthcare business.

Earnings growth in emerging markets was also higher than last year. These benefits were partly offset by the adverse impact from the normal time lag in recovering higher raw material costs.

Now for the flexibles outlook for the 2019 financial year on slide 9. The outlook has not changed from the guidance we provided in August 2018. In constant currency terms, we’re expecting the flexibles segment to deliver solid PBIT growth in the 2019 financial year compared with PBIT of $835 million achieved in 2018. This takes into account the following factors.

First, modest organic growth, which assumes no earnings impact related to movements in raw material costs. So, this means we expect the adverse impact in H1 to reverse in H2. Second, net benefit from prior period acquisitions of approximately $10 million after deducting costs to integrate and achieve synergies. Lastly, incremental and final restructuring benefits related to initiatives announced in June 2016 of approximately $10 million.

Moving to rigid plastics on slide 10. PBIT was 5.6% higher than the prior year in constant currency terms, and the business benefitted from volume growth in beverage end markets and a favourable product mix. There was a modest contribution from a good start to our restructuring initiatives and earnings from acquired businesses also increased, benefitting from lower integration costs in the first half, which will now be incurred in the June half year.

In the North American beverage business, overall volumes returned to growth and mix was strong. In Latin America, volumes were 1% higher than last year, inclusive of lower volumes in Argentina, where economic conditions have adversely impacted consumer demand. Now excluding Argentina, volumes were 6% higher than last year.

In terms of the outlook for rigid plastics on slide 11, there is no change to our guidance, which we provided in August 2018, and we continue to expect the rigid plastics business to deliver solid PBIT growth in 2019 compared with the $312 million achieved in 2018. This also takes into account a few factors. First, modest organic growth; second, net benefit from prior period acquisitions of approximately $5 million to $10 million after deducting cost to integrate and achieve synergies; and approximately $5 million to $10 million of benefit from the restructuring initiatives.

With that, I’ll hand over to Michael to talk about the cash flow and balance sheet.

Michael Casamento: Thanks, Ron. Good morning. So operating cash flow for the period was strong at $115 million, and up 27% on prior year. This is after deducting spend of around US$28 million on integration and restructuring-related costs, which have been included in underlying PBITDA.

Cash interest was $90 million, with the increase mainly reflecting the impact of higher debt costs in the USA. During the second half of the year, we started to benefit from maturities of some relatively high cost fixed-rate debt and expect interest costs to be lower in the second half relative to this first half.

As Ron mentioned, working capital performance was a highlight across our businesses. This has been a particular area of focus, and we are very happy to see the benefits being realised. Our average working-capital-to-sales ratio reduced to 10% from 10.4% last year and from 10.6% at June 2018. The improvements were in a range of areas, including payables and receivables.

Spend on restructuring initiatives, relating to larger scale programmes was announced in prior years, and in line with our guidance from August, we expect full year free cash flow after capital expenditure and dividends to be in the range of $200 million to $300 million.

Looking at the balance sheet and debt profile, the key point on slide 13 is that Amcor’s balance sheet remains strong. Our primary objective for the balance sheet is to maintain an investment-grade credit rating. To achieve this, we consider a wide range of ratios, with two of the main ones being leverage and interest cover. These two initiatives remain at robust levels and are in line with where we anticipated them to be at period end at 2.8x and 6.8x, respectively.

In terms of financing costs, we expect net interest for the 2019 financial year to be in the range of $200 million to $210 million in constant currency terms, with interest costs in the second half lower than the first half, as I mentioned earlier.

We continue to be in a very comfortable position in relation to our debt profile, with access to a diverse range of funding sources and debt maturity of five years, an appropriate combination of fixed and floating debt, with a well-balanced mix of currencies.

We are well advanced in our work to ensure funding arrangements for our larger combined company are in place prior to the close of the Bemis transaction, and this also takes into account Amcor’s next sizeable refinancing which are a €550 million bond, and a US$750 million syndicated facility, both due in April 2019.

So, in summary, the key message from me this morning is that Amcor remains very well positioned with strong cash generation and balance sheet capacity for growth. With that, I’ll hand back over to Ron.

Ron Delia: Thanks, Michael. For the next few minutes, as I would normally do on these calls, I will quickly recap on Amcor’s strategy and talk about the longer-term growth potential we see for the company.

I’ll start with slide 15, which provides a recap of our strategy. This includes three elements, starting with a focused portfolio of businesses, a set of differentiated capabilities and our aspiration to be the leading global packaging company, winning for all of our key stakeholders. The first element is our portfolio. We have chosen to play in segments which share some important characteristics: first of all, a focus on primary packaging for fast-moving consumer products, good industry structure and an attractive relative growth outlook. Those criteria have led us to a focused portfolio today in four product segments: flexible packaging, rigid containers, specialty cartons and closures. We have leadership positions in most of the segments and multiple paths to winning by having either scale advantage, or something unique to offer in the market.

The second element of our strategy is the Amcor way, which is how we describe the differentiated capabilities we drive in a consistent way across Amcor. These are the capabilities that we believe are the keys to winning in the packaging industry, and developing them in a consistent way across our businesses is how we get leverage across our portfolio. From this portfolio of businesses and set of differentiated capabilities, we generate strong cash flow, which we look to deploy in order to win for our shareholders.

Slide 16 is a good way of depicting how we think about deploying that cash flow. It’s essentially our capital allocation framework, which we’ve called our shareholder value creation model, and it hasn’t changed for a number of years. Through paying dividends and growing the business organically, pursuing acquisitions or returning residual cash to shareholders over time, value creation has been consistent and remains strong and defensive.

Turning to slide 17 and an update on our sustainability agenda, which is quite extensive, one of the biggest opportunities we see for Amcor going forward comes from the increasing consumer interest around the world in more sustainable and environmentally-friendly packaging. We believe packaging, especially primary packaging, will always have a critical role in protecting and delivering food and healthcare products in a convenient and functional way. There is a great opportunity for Amcor with our scale and innovation capabilities to create differentiated products to meet those consumer needs in an environmentally-friendly manner.

One year ago, we became the first global packaging company to pledge to develop all of our packaging to be recyclable or reusable by 2025, to significantly increase our use of recycled materials and to work with others to drive greater recycling of packaging around the world.

In October, we took this commitment a step further by joining 250 other companies and governments and becoming a signatory to the New Plastics Economy global commitment. This puts us in lock step with even more of our existing and potential customers to achieve waste and pollution targets based on shared definitions and to report on progress annually.

Over the last 12 months in general around sustainability, our momentum has been building. We recently decided to allocate some resources and establish a sustainability centre of excellence in Europe to advance our flexible packaging R&D efforts with dedicated technical and engineering resources, and we plan on doubling those staffing levels and adding an innovation lab in the coming months.

A great deal of our effort so far has been focused on product development, and we’ve introduced over the last several months a couple of new flexible packaging products called HeatFlex and Genesis, which are fully recyclable. With promising results, we are also trialling films with higher and higher levels of post consumer recycled content. You can expect us to continue to be active on the product development front.

The demand for fully-recycled packaging is greater than its ever been and we are partnering with our customers to fast-track commercialisation of these innovations, and in some cases looking into opportunities to co-invest in dedicated assets. Through our partnerships, we are working towards industry-wide standards for recyclability, supporting trials for curb-side recycling of flexible packaging and contributing to public investments in community programmes for recycling infrastructure.

It’s a very exciting time in our sustainability journey, and as the industry leader, we see sustainable packaging as a unique opportunity to drive meaningful growth going forward, and we’ll take another significant step forward in this journey by combining with Bemis, which brings together the two R&D leaders in our industry. I’ll now provide a quick update on that transaction.

To quickly recap, we announced the all-stock transaction in August 2018, we said at the time and we believe today that Amcor is a very strong company and a leader in its own right, but by combining with Bemis, we take a big step toward being the leading player in consumer packaging, at a moment in time when the opportunities for a leading packaging company have never been greater.

Putting the two companies together results in footprint, scale, talent and capability advantages to offer the most compelling value proposition to our customers and employees, and to deliver the most sustainable innovations for the environment.

From a strategic perspective, we believe the combination is highly compelling, and feedback from a range of stakeholders indicates they would agree. The combined company will have the most comprehensive global footprint for flexible packaging and will have greater scale and resources in each key region around the world. Our portfolio will benefit from increased exposure to attractive end markets and product segments, which can be transferred across regions and leveraged across that global footprint. There is the opportunity to merge the capabilities and talent from both companies to create the industry’s best team, and one that will be focused on delivering for our customers around the world.

The financial rationale is equally compelling, with strong transaction metrics, a stronger financial profile for Amcor going forward, greater liquidity for investors and an all-stock structure which is cash and tax-free for shareholders.

The transaction itself will deliver double-digit pro forma EPS accretion and returns well above Amcor’s weighted average cost of capital by unlocking $180 million of cost synergies that would not have been available to either company independently. The teams from Amcor and Bemis continue to work together to further develop the cost synergy opportunities across general and administration costs, manufacturing footprint and procurement. The synergies are expected to be delivered relatively evenly over the three-year period post close and will drive significant earnings growth in the near term, over and above normal organic growth. Any revenue synergies would represent additional upside to these metrics.

Amcor has got a great track record in delivering acquisition synergies, and of course we aspire to outperform this target. As we get closer and closer to the Bemis colleagues and business, we see real opportunities to do just that.

Moving to slide 22, Amcor’s financial profile is strengthened going forward. Shareholders will own an interest in a very well-positioned, differentiated business generating $2.2 billion of EBITDA annually, with higher margins, through the delivery of cost synergies and the potential to grow at higher rates given a stronger customer value proposition, complimentary capabilities, and increased exposure to attractive segments. Amcor will maintain an investment-grade balance sheet with annual free cash flow exceeding $1 billion and will continue to pay a compelling and competitive dividend, which will increase over time. Importantly, there will be immediate balance sheet capacity for further investment or share buybacks.

The transaction structure results in the stock being listed on two major exchanges, which creates a unique and advantaged outcome in terms of index participation. Given that Amcor shareholders will own 71% of the combined company and taking into account the geographic mix and the investment mandates of Amcor’s shareholder base, the Australian listed shares will continue to be included in the S&P 200 index, with no significant change expected to our current index weighting. We also expect the total market cap of the combined company to qualify for inclusion in the US S&P 500 index. This would mean the combined company would be well within the top 300 in that index, which is the largest in the world. As a result of the all-stock structure, the transaction will close without the need for any shareholders to contribute cash and the share-for-share exchange will be tax free.

Since the transaction was announced, we made significant progress towards closure, including setting up an Integration Management Office to drive planning efforts leading up to the close of the transaction, and to oversee integration and synergy execution in the post closing period. This IMO has been staffed with about 20 full-time team members from both Amcor and Bemis and supported by several external advisors. Joint development of detailed plans designed to enable a fast start to the integration, including the delivery of synergy benefits, is well underway.

The process of securing the required antitrust clearances and regulatory consents has been completed or is progressing in line with expectations. Clearance has been secured in all jurisdictions which are conditional to closure, with the exception of Europe, theUS and Brazil, and in each of these regions, discussions are at an advanced stage. In fact, we expect a decision to be announced by the European Commission in the coming days.

We continue to anticipate the deal will close in the second quarter of the 2019 calendar year, and we look forward to building a strong future together with our new Bemis colleagues and customers.

In closing, we had a good start to the 2019 financial year. Our financial performance was in line with expectations and we are on track to deliver against an unchanged full-year outlook. We’re also winning with customers and advancing our sustainability agenda every day, and we’ve made significant progress towards closing the Bemis acquisition, all of which sets us up for a very promising future.

We’re excited about the opportunities we see ahead, and we believe the growth potential of Amcor remains substantial.

With that, I’m happy to take questions.

Niraj Shah, Morgan Stanley

Niraj Shah: Hi, Ron. Could you maybe give us an update on price trends you’re seeing across key input cost categories — in particular, liquids, which are a part of raw material trends.

Ron Delia: Yeah, thanks Niraj. On the raw material front, which is most relevant for our flexible packaging segment, we continue to see a modest headwind in the first half. So, we had about a $5 million adverse PBIT impact. Now, raw materials were flatter in the first quarter, and started to decline late in the second quarter, in November-December. So, we expect that negative $5 million impact we saw in the first half, will be reversed in the second half. So, for the full year, the income statement impact will be nil.

But to your question about material trends, we did see oil obviously come off towards the end of calendar ‘18 and resins and polymers come off as well, in some cases, quite substantially. I’d point out though that in some regions you also had an inverse currency movement, which sort of neutralises the benefits as you translate the costs, which are typically recorded in US dollars back to local currencies.

Looking forward, it’s always difficult to say. We see signs that indexes are ticking up in the mid-single digits across many of the commodities, liquids would be no different but not enough for us to change our outlook for the year, which is again no income statement impact.

David Errington, Bank of America Merril Lynch

David: Ron, can I ask two questions? The first question you said 9% growth for emerging markets. I mean, that’s a pretty top-down statement. Can you go into a bit of detail as to which areas are going well, which areas are still lagging? And probably the second question is on slide 43. This is probably to Michael. There was a big uplift in contribution from rebates. Is that part of your working, I think, it was about $18 million contribution to earnings, that is on that slide? Is that a big part of you driving customers harder? Can you go through that as well — two points?

Ron Delia: Let me start with the emerging markets question. We had 9% EBIT growth in the emerging markets, as you pointed out. The starting point, David, would be that we had profit growth in all of them. So, the big regions are Asia, Eastern Europe, Latin America obviously and we had profit growth in each of them. I’d say the standout was Asia. We had — we also had good sales growth in all three of those regions, but Asia had good sales growth, excellent cost performance in general, and similarly in Eastern Europe, although the rate of growth was a little bit lower.

Latin America grew as well. Now in Latin America, we have a business that expands across nine or ten different countries. You always have some fits and starts across different individual markets but generally we had growth in both flexibles, rigid containers and the specialty cartons business. So, it really was pretty much across the board. I would say the Asian business was probably the highlight.

Ron Delia: Yeah, look, in some of those markets, as I referred to in the answer to Niraj’s question, you had raw materials come off, but you had currency depreciate quite extensively as well. So, we didn’t necessarily see the benefit in the emerging markets from lower raw materials at the end of the second quarter that we may have seen elsewhere. But we’ll see going forward. We don’t see anything that leads us to change our outlook for the year.

Michael Casamento: And on the rebates point, you referred to slide 43. Included in that line is actually the net settlement — the legal claim net settlement, which we then back out from an SI perspective. So that’s really the key movement in that line and that relates to the legal settlement that we had in 2018.

So back that out and from another income perspective then the net line is really the 58 versus the 47 in the prior year. So, in total, we saw about $10 million increase in other income, excluding the one-off.  But offsetting that obviously, below that, we’ve got increased restructuring and integration costs during the period of about $10 million. So, the net of those two was a minor gain of $1 million.

Daniel Kang, Citi Group

Daniel Kang: Ron, just if we look at cash flow for the period, just sort of — can you run through exactly what the key drivers of that very strong performance, generally would expect a weaker first half performance there on the cash flow side? So, are there any key drivers of that? And then secondly just on sustainability. Just where do we think you’re currently at relative to your competitors in the packaging space? And I sort of look at more broadly than just flexibles to rigid plastics, looking at other substrates and just where you’re positioned with key customers there?

Ron Delia: Let me take that one first and then you can come back on the cash flow question. Look, sustainability is just gaining steam externally but the momentum inside Amcor can’t be understated. I mean, it’s a great opportunity and we’re leaning into it with our full weight. In terms of where we’re positioned, the starting point for me is our customers and there’s not a senior-level customer discussion that’s taken place anywhere in Amcor that doesn’t revolve around this topic or at least have it as a primary point of discussion and it’s very much in the spirit of partnership.

Our customers realise that society and consumers are looking for better answers and they also know that Amcor is likely to be able to have those solutions, right. So, from — in a positioning sense, in terms of the prominence that we have in the eyes of our customers as being able to help them, I couldn’t say more for where we’re at. We’re in an excellent position. I’ve had a number of senior meetings myself, where this is the predominant discussion. And you’re seeing customers, as I alluded to earlier, be much more open and willing and eager to commercialise things and to work through the product development and qualification process faster to get products to market because the consumer need and demand is there.

So, I think within our sphere we’re as well-positioned and I would argue better positioned than anybody because we’re seen as a company that has the capability and the technology and the answers to help customers. If we go beyond our immediate sphere and think about packaging more broadly, we still see plastics taking share from other formats. In beverage, last year in the United States, we still see plastic growth by units and we still see plastic take share in units versus metal and glass. That trend has been continuing for many, many years.

I think the consumer recognises the recyclability of a plastic container, part of the challenge is getting the consumer to actually recycle that container. But from a technical perspective, the product characteristics are such that it’s fully recyclable and they enjoy all the other convenience that they’re used to which is the resealability and being lightweight. So, we think that we’re well-placed relative to our immediate peers and we would suggest relative to the whole packaging space and these substitutes that might be out there that the plastic containers and flexible packaging we make are really well-positioned.

I mean, we could talk more about specific actions we’re taking, new product developments which we highlighted this morning in partnerships on recyclability. I’d save that if there’s a follow-up on the topic. The cash flow question?

Michael Casamento: Yeah, look, in terms of the cash flow, I mean, we had really pleasing results in our working capital sales ratio over the period and so we got some sustained improvements and that’s an area we’ve been focused on. Obviously, we’ve seen some increase in that area over the last couple of years with the acquisitions. We’re now starting to see some benefits flow through there. It was across the board really but we certainly saw some improvement in managing our overdues in the receivables side and also on the payables turns, so we got some benefit there, which is sustainable over the period and we continue to focus in this area and we’d hope that we can see some further improvement as we progress forward.

Mark Wilson, Deutsche Bank

Mark Wilson: Thanks Ron. I’m just wondering if you can talk us through the volume and mixed performance in the flexibles business. So strong improvement in rigid plastic business but if you can talk us through your expectations going forward and the performance in the first half of volume and mixed in flexibles?

Ron Delia: Well, I’d say the performance going forward will be consistent with the performance in the first half. So, we continue to guide to modest organic growth in both segments. Specifically, as it relates to flexibles in the first half, we had very good growth in the healthcare segments.

Healthcare for us is both medical packaging and pharmaceutical packaging. We had good growth in the emerging markets, as I mentioned, and in some of the food categories. Where the weakness in mix came about or which we referenced particularly in Europe is just in some of the higher value-add categories, ready meals being one, culinary applications. These are not major, major segments. But the mix contribution that they made in the first half was negative.

Mark Wilson: I think the second question from me, in terms of the Alusa performance. Can you break that out or give some colour in terms of how that’s performed in the half?

Ron Delia: Yeah, look, right on track. The business has performed the way we expected it to this year. It certainly doesn’t have the raw material headwinds that it had over the last 12, 15 months, notwithstanding the comment before about the currency depreciation offsetting the decline in raw materials. It’s certainly not wearing the same headwind.

The underlying markets in South America, it’s a mixed bag. I wouldn’t say they’ve generally improved all that much and that business has an exposure in Argentina, which is particularly depressed. But generally, we’re happy with that business. We continue to win business from big multinational customers in particular on the ability to supply in South America and that’s had benefits for us not just in that region but also in Europe and in Asia and in North America to some extent. So, we’re happy with where that’s at.

Might take one from the phone here.

Brook Campbell-Crawford, JP Morgan

Brook Campbell-Crawford: Yeah, thanks for taking my question. Firstly, just on, I believe, there were some costs incurred in the first half to achieve synergies relating to recent acquisitions. If you’re able to help quantify what costs were in the first half, for this reason and also what the expectation is in the second half of 2019?

Ron Delia: Yeah, Michael can provide the numbers. But generally, it’s around $30 million of cost to achieve synergies and integration, which is on the slide on page 43 that Michael went through before. That’s the first half experience to be a bit more in the second half, particularly in rigid plastics. But it’s sort of within the order of magnitude that we would expect on the back of the bolt-on deals that we’ve done recently.

Brook Campbell-Crawford: Okay, thanks for that. And then also just on Bemis talks a lot about going out the short run business, particularly in North America. Just interested to understand if you thought of much of that similar opportunity for Amcor in Europe or elsewhere across the globe, and if so, what sort of investment needs to be made to drive this?

Ron Delia: Yeah, look, absolutely. That’s a trend that’s pervasive in all of the segments that we’re in, which is shorter run work for our larger customers, who were proliferating SKUs and launching new products at a rapid rate, and then also to tap into the smaller customer part of the market, that’s the requirement. In the flexibles business, we’re doing a lot of the same things Bemis is doing. We have some business process changes we’ve made to be able to respond quicker.

From an asset perspective, we’ve got some short run printing presses in Europe, some digital printing assets. None of these are really material. You’d know from this business that the incremental productive asset is just several million dollars, it’s not a big capital cost. So, as we roll forward and refresh the asset base, increasingly the asset investments go towards machines that are geared towards that part of the market.

I think that’s the flexible side. The rigid plastics business, we alluded to in the release today continues to see really, really strong growth in the regional beverage side of the market. So, the smaller customers that are participating in maybe one part of the US market or one product category continue to grow quite well. We’re winning with them. I think plastic is winning with them, to the question we had earlier about format preferences. And so, we expect to see that going forward.

Brook Campbell-Crawford: Thanks Ron. Just one more for me. I just wanted to revisit a comment made by the team last year just talking about the acquisition allowing for higher barrier films to be shipped sort of between countries. Just wondering if you could highlight which countries Amcor and Bemis currently manufactures these higher barrier films and, if any benefit from this is included in the synergy target?

Ron Delia: Yeah, it’s a good question. Look, I think first the easiest part is that there is no revenue synergy benefits included in any of the acquisition metrics that we’ve quoted today or previously. So that’s potential source of upside. But generally, our footprints are quite complementary. There a leader in North American and Brazil. We would be the leader in the other large regions in the world. And both of us are seen as technology players with unique products, in Bemis’ case, high barrier films. We also were pretty well regarded for our films, but we do a lot of foil-based packaging as well.

So, the opportunity is to take the high barrier films, let’s say, that Bemis might be winning in, in North America, take those to Europe and Asia and the rest of Latin America. And similarly, the products that we have in Europe that Bemis maybe doesn’t have, the opportunities for us to take those from Europe to North America and to Brazil. So, it’s really a swap. It will go both ways but I think the key is that none of that potential opportunity is included in the deal metrics.

Brook Campbell-Crawford: That’s great. Thanks.

John Purtell, Macquarie

John Purtell: Just had a couple of questions. Just firstly, Ron, I mean, sort of I think in a general sense, I mean, this feels like a range of the headwinds that you faced for the last 12 months in particular, are starting to abate. And we’re talking about the base business. Are there any sort of additional headwinds or tailwinds that are sort of giving you particular focus at the moment?

Ron Delia: No, I think we’ve talked enough about some of the issues that kind of manifested themselves in the 12-month period. They were industry issues, where there was raw material increases or volumes, right. I mean, I think that we weren’t immune to those industry issues. They’ve started to abate. I would say we talked about raw materials. We haven’t seen a real turn yet. We saw levelling off I would say in $5 million adverse impact in fact in the first half and we expect to get that back but not more at this stage.

In the beverage space, we had a return to volume growth. I think some of that was cycling inventory destocking last year. I’m not sure the market has generally gotten all that much more robust. But I think the business has demonstrated it can generate growth, particularly with the smaller customers that I referred to earlier. So, nothing on the horizon, John. I think the business continues to be pretty resilient and defensive. Once in a while you have a period like we had last year where there’s a few things hitting the industry at once and you wear it, but we’re just focused on what we can control, and we feel pretty good about the half and the outlook for the second half.

John Purtell: Thank you. Just an add-on to that. Just in terms of Latin American rigids, you’ve sort of mentioned volumes are up. What about in terms of EBIT, sort of constant currency, the comment on volumes moving positive?

Ron Delia: Yeah, it was positive. It grew modestly. I think volume growth was 6% ex-Argentina and the business benefited from that, benefited from mix and benefited from good cost performance.

David Walker, Clime Asset Management

David Walker: Getting back to previous acquisitions, can you give us any summary metrics, sort of revenue synergies which were achieved? And will it cost more to make recyclable packaging?

Ron Delia: The revenue synergies that have come, I would call — I would describe qualitatively. I think the Alusa example is the best one, where we picked up a number of big — and first of all, we don’t factor the revenue synergies into our return metrics, right. So Alusa is the best example, where prior to the Alusa acquisition, we were very much a healthcare focused flexible packaging business in the Americas, and we talked about our aspirations to do more and to be a broader player in that region.

And I think that was well received but we weren’t really able to act on it. Once we closed that deal in Latin America, it opened up a whole range of discussions with all of the usual suspects in terms of the large customers and you see the benefits indirectly in some of the things that we announced today. So, we opened a Greenfield plant India for Unilever. We have extended our partnership with Nespresso. And I wouldn’t have seen either of those developments specifically to Alusa but I would say that that deal reinforced the view in the eyes of those two customers that we are a very compelling global partner.

And I’m not sure that those two events happen without that deal, I’m not sure. But I think certainly, there are global supply agreements we’ve put in place that have centred on supply in South America but provide benefits back in Europe and Asia to our legacy business. So that’s the kind of thing that we expect to see going forward with Bemis as well. I wouldn’t quantify it because I think that we don’t give ourselves a lot of credit for that in the transaction metrics anyway, but we know that the benefits are growing.

And sorry, your second question?

David Walker: Cost of providing recyclable packaging.

Ron Delia: Look, I think at the end of the day, it’s going to cost what it costs, and the consumer will demand that that’s the solution. And scale benefits will accrue over time. At the moment, recycled content tends to be more expensive but that’s partially a function of the scale to the value chain or the supply chain. There’s no technical reason why processing recycled input should cost more than processing virgin resin pellet.

It’s more the security of the supply and the lack of capacity or lack of supply that’s out there, which has held the economics back. But the production process should not be different.

Richard Johnson, CLSA

Richard Johnson: Thanks very much. Richard Johnson from CLSA. Ron, I’ve got one on sustainability for you so gives you an opportunity to continue with that. But when I think about the way the CPG companies are addressing it, sort of seems to me there’s two elements to it. One is recyclability, which is addressed. But two, they’re very clearly trying to redesign out plastics where they can. So, I was just wondering, I mean, in fact almost every day you see a product, which is being removed away or company announcing products being removed away from plastics. So, to what extent or how much work have you done looking at your portfolio that might be a risk to that process?

Ron Delia: Yeah, it’s a good question. I mean, first of all, our efforts on the product development front are expansive. So, recyclability, we think, and our customers would say is the likely best outcome for almost every category in every format. But our customers and Amcor in fact or Amcor like our customers are exploring a full range of solutions including composability and biodegradability, bio-based materials and the like.

We also talk to some of them from time to time about more fibre-based laminates. I think the reality Richard, as you would understand, the barrier requirements that some of these products now demand particularly if the functionality is to be preserved are not going to be easily addressed by an alternative, and I think the customers know that. I think they have some very high-profile examples that there’s been a point to you. But I think generally speaking, the categories that we’re supplying into are best served by plastics in most cases.

Richard Johnson: Same comments for Bemis as well, because I know they’ve got a large wrap business which some of the fibre-based businesses are going after now.

Ron Delia: Yeah, that’s an overwrap business. I’d say if you think about the core of Bemis, they’ve got some very high value add films and structures for meat and proteins, liquids, which is very much like our high-performance business in Europe. Those are the areas where it’s difficult to see substitutes in the near term.

Richard Johnson: A couple for Mike if I may. Can you just run me through the drop in D&A please?

Michael Casamento: Yeah, sure, I think the drop overall, that half of the drop is actually currency. So, the net movement was about $6 million, and that’s really on the back of the restructuring programmes we’ve done over the last little while. There’s been some cash and non-cash components to that so, part of that is the reduction in D&A.

Richard Johnson: I’m just trying to understand if it’s 7 million currency that will be seven of the 17 in D&A, which is kind of hard to understand.

Michael Casamento: the movement in D&A is - 12.

Richard Johnson: 12, and what was it on constant currency?

Michael Casamento: Six.

Richard Johnson: Yeah, so half of that is currency. That was currency impact, six or seven of the 17. So, I don’t understand why.

Michael Casamento: The PBITDA it’s higher.

Richard Johnson: Then just on slide 43, which is incredibly helpful. Can I just run through the large categories so that’s asset sales not the SI or the rebate so I’ll come back to that other and your restructuring cost. If I look down the two years, can you just give me a feel for which divisions those will fit?

Michael Casamento: It’s mixed across the board.

Richard Johnson: The asset sales were all in flexibles, is that right?

Michael Casamento: There will be some in rigids.

Richard Johnson: Finally, on that slide is when I think about how you’re going to report your numbers under the US GAAP, will those the asset sales be comparable and if they’re not what would they be?

Richard Johnson: Did you book those asset sales under US GAAP?

Michael Casamento: Look, there are a number of differences in US GAAP. We are working our way through that. Obviously, we are restating history. And what I can say is there are puts and takes in the US GAAP differences to IFRS. But on a go-forward basis, we don’t see any material impact to the underlying earnings of the business on a go-forward basis from conversion to US GAAP.

Richard Johnson: Okay. And then on the rebate number which you partly addressed, can I just confirm the net number. Does that include the money that you have retained from Alusa or is that a net number? So, what’s the gross number? What’s the gross rebate or the gross settlement that you got from this?

Michael Casamento: So, the net settlement component in that is 15.5.

Richard Johnson: And does that include the money that you haven’t paid on acquisition? Ron Delia: This is the net of the Alusa settlement and a number of other things. We’re not disclosing the gross because of the confidential matter which is a settlement with a private party.

Richard Johnson: Okay and then just finally on Rigid Plastics, and in North American beverages, could you just give me a feel for what the run rate of growth was when you exited the half, please?

Ron Delia: Yeah, the growth slowed for sure in the second quarter. We did have growth in the second quarter, but less than we had in the 1st quarter. And that’s primarily because the first quarter last year we had, and this is the North American beverage that I’m referring to. The first quarter last year we had a really pronounced and rapid destocking, particularly, with one of our major customers. And so, the growth rate or the decline rate last year was not indicative of the market and the growth rate this year benefited from cycling that destocking.

I think the second quarter was more normalised from an inventory perspective and we had modest growth, which you could I guess you could say is the exit run rate, which is why our outlook for the year hasn’t changed. We expect modest organic volume growth in that business for the remainder of the year.

Scott Ryall, Rimor Equity Research

Scott Ryall: Thank you. I was hoping to just touch on the sustainability angles as well. Could you just in terms of looking at recycled products, five, ten years, going forward, how do you make sure that you’re protected from the intellectual property perspective? And I know you patent and those sorts of things, but can you just rebut the contention that recycled material is simpler and therefore the barrier to entry goes down. And I guess within that can you just talk to the co-investment that you’re already making as well.

Ron Delia: Yeah, so I think it’s a really good question. I mean the intellectual property is going to be really important here precisely because it’s not necessarily simpler in fact, it’s actually harder. You’ve got to develop the material to do all the things that it does today for the consumer, which is preserve shelf life for a long period of time, provide ease of opening, provide the ability in many cases to cook the product in the package, provide aesthetic pleasing graphics, all of those things that the consumer has come to expect and demand you need to then provide in a recyclable format, which makes the technical challenge quite substantial, and more IP intensive I would say.

We announced two products in the last couple of months, which are good illustrations of that where we’ve taken. In one case we’ve got a material called HeatFlex, which takes multi-layers in a traditional laminate down to one base film that provides the same sort of barriers with the similar look and feel, it allows for retort packaging, so this is where the product is cooked inside the package at very high temperatures.

It’s quite demanding of the packaging material and is quite a bit of technology to get to a single layer of material to substitute the qualities that have been previously provided by multiple layers including foil, including metal. That would be one example, we announced another one last week called Genesis, which is an all polyethylene formulation again to substitute laminates made from multi-materials.

And both of those products that I mentioned are fully recyclable. So, the technology requirement there is quite extensive and while the material mix might be “simpler”, the technology and the science in the development of those products is actually quite a bit more intense.

The co-investments, look, just in the event that we have an opportunity to supply at a very high volume any of these new innovations and customer particularly benefits from that then like we’ve done over the years, there’s an opportunity to co-invest, where it’s good for them to help ensure that we get the capacity in place and de-risk the investment for us, and it’s a win-win. It’s a best way for us to cement the partnership.

Scott Ryall: Does that include the recycled material stock as you mentioned that’s one of the constraints to cost effectively recycling?

Ron Delia: Yeah, there are other co-investments, are potential co-investments are referred to more in the converting assets, but we are investing in you could say co-investing in recycling partnerships in different parts of the world that our customers are also contributing to, among others. So, we have a couple of partnerships in the US for Curbside recycling both of Rigid Plastics, but also Flexible Packaging and Amcor along with a number of others including our customers and governments and NGOs are contributing to some of those partnerships and you could then characterise that as a co-investment as well.

Larry Gandler, Credit Suisse

Larry Gandler: Hi Ron, most of my questions asked, but two remaining. One was on that curb-side recycling. It sounds like it’s a joint venture of some kind. I wonder if you can talk about the scope of it and put some colour behind that.

Ron Delia: Yeah, there’s two, Larry that we’re referring to. One is the recycling partnership which has been around for four or five years. It’s primarily Rigid’s focused. It’s essentially a non-profit which brings together Amcor, not just Amcor, but converters, brand owners and the like, to fund recycling infrastructure. It’s focused on some pilot cities in the United States now.

The other one is around Curbside recycling for Flexible Packaging and its organisation acronym is MRFF, basically, it’s trialling Curbside recycling of flexibles and helping invest in optical sorting at MRFF’s to enable the recycling of flexible products through the same recycling streams as the other recyclables.

Larry Gandler: Okay, optical sorting, great. And my other question was on tobacco. It looks like you had sales growth in both USD and Euro exchange rates. So, I was wondering what’s driving that. Is it some of those new non-tobacco products in specialty cartons that are driving sales?

Ron Delia: Yeah, it’s a couple of things Larry. It is the mix towards more of the heat not burn products in some of the regions. Those are the alternative products that Philip Morris and others have introduced, but also, we picked up some business in Asia and our customers performed pretty well in Asia as well as in Eastern Europe.

Larry Gandler: And what I meant by non-tobacco, I also mean non-tobacco like maybe toothpaste or?

Ron Delia: Yeah, there’s a little bit of that, but they haven’t been a material driver of the increase.

Larry Gandler: Okay great.

Ron Delia: Okay thanks Larry.

Owen Birrell, Goldman Sachs

Owen Birrell: Thanks Ron, just a quick one on the Rigid’s performance. I noted that you’ve talked to sort of good progress on initiatives and volume and mixed benefits in beverages, but we know that the margin is contracting. And you’ve only delivered I think it’s around about sort of 5 million in terms of PBIT increase. I’m just wondering where are the trouble spots within that business sort of pulling that backwards and what can be done about rectifying those?

Ron Delia: Actually, we’re pretty pleased with the margin performance in that business. The raw materials went up quite substantially, which inflates the revenue line and then to the detriment of the percentage margin. The percentage margin gets distorted quite a bit by that sales movement. Excluding that impact, margins expanded 20 basis points. And when we look at it on a per thousand basis which is sort of how we run the business, you see good expansion of the average margin per thousand.

So, we’re pretty pleased with where that business is at. The mix improved with good hot fill sales, which is the more value-added end of the beverage base and then the specialty container business continued to grow as well. So, we’re pretty happy with that business right now.

Owen Birrell: Okay and I just noticed that you spent around about 40 million on restructuring activities within Rigids, can you give us a sense of what your payback period on that investment is? I mean what sort of opportunity can we see in terms of earnings growth going forward on the back of that?

Ron Delia: Yeah, the number that’s in the accounts, is the accounting number. The cash that we’re going to invest is about 40 million or 45 million. And the return is about 40% so it’s just a bit over two years of payback. And it’s a combination of footprint work and overhead reductions that you’ll see that start to accelerate in the second half. We had a modest benefit in the first half. We’ll see 5 million to 10 million for the full year as the initiatives pick up in the second half.

Owen Birrell: That’s great. Then just to the second question for you Michael on the working capital. You know very good performances to reduce it down to 10% from the 10.4% in the PCP. We just know that over the last decade I think it’s bottomed out about 8.3% a few years back. I’m just trying to, is there any structural reason why you can’t get back to those levels or where do you see the optimum level on working capital sales?

Michael Casamento: Yeah, look, you’re right we were kind of tracking in that 8.5% to 9% range for several years and then we did a couple of sizeable acquisition, the Alusa acquisition and Sonoco, which were running at much higher working capital so that’s why you’ve seen the increase over the last couple of years. Now we’re starting to get on top of that and starting to see the working capital come down as we certainly have been pretty focused on it.

So, look, I’d expect that we should be able to get back down to 9% over time. But you know that clearly it takes time to make its way through and we’re working really hard on that space.

Owen Birrell: That’s excellent. Those were the only questions for me. Thanks guys.

Ron Delia: We’ll go backwards with the Bemis transaction before we go forward as well. So, we have two more on the phone.

Grant Slade, Morningstar

Grant Slade: Hi Ron and Michael, thanks for taking the question, just one from me. In flexibles, you noted obviously strong growth in Asian volumes, which would — I guess then imply the volumes in Europe, in the Americas were flat to perhaps negative. Just wondered if you could speak to why flexible volumes are struggling so much in developed markets? Thanks.

Ron Delia: Yeah, look, I think that the developed markets volumes were more or less flat. We talked about mix earlier. We had really good growth in the healthcare space in North America and Europe. We had good growth in a number of the food categories, but we also had softness in yogurt and ready meals and some of the other things that I referred to earlier.

So, I think that our growth mirrors the market. These are particularly in food, healthcare aside, but in food and personal care, we see market growth of 1% or 2%, and that’s typically what we see. Typically, we’d be picking up share and winning business, but also shedding business at the same time and sort of nest out to low-single digit growth in any given period. There’s nothing really out of the ordinary about the last six months.

Grant Slade: Sure okay, thanks.

Keith Chau, Evans & Partners

Keith Chau: Good afternoon, Ron. I just want to circle back on the question around input cost. I think last year, correct me if I’m wrong, but I think the headwind last year was $43 million in financial year 2018 and in the first half of 2019, 5 million. Theoretically, speaking, even if input costs stayed elevated, Amcor should be able to recover the entire lot. Now the expectation going to the second half is only a $5 million reversal. So maybe just a couple of questions, one is, does Amcor still expect to recover the entire $48 million headwind? And secondly if that is the case, what is the timing, looking at some of the input costs and where they have tracked over the past call it three to four months, I would have thought that the tailwind should actually be greater than the headwind that was incurred in financial year 2018 and into 1H 2019?

Ron Delia: Yeah, it’s a good question. I mean the short answer is we’ll get all the 48 million back. Our guidance assumes that 5 million comes back in the second half. It is entirely dependent on the slope of the input costs and the price changes in the commodities and the inventory movements through our supply chain.

If we look back six months, we saw raw materials relatively flat for the first four months of this year. We saw polymer-based raw material decline in November and December. And what we see going forward is a mixed bag. We see generally resin indices up between 3%, 4% or 5%

across our portfolio, and that’s driven by a number of things including the number of plants announced outages in the polyethylene space.

So, it’s difficult to forecast. But the starting point is that the business passes through all of the changes up and down. So, we’ll get the remainder of the 48 million back beyond the second half if we don’t get relief from the commodity indices.

Keith Chau: Okay and then Ron, when you say, the outlook for costs is up mid-single digits, I’m assuming that’s on quite a low base. That is after what has been a quite a steep decline in your key costs including resin and aluminium. Is that correct?

Ron Delia: Sorry, steep, I didn’t hear after you said steep, what was the question?

Keith Chau: Yeah, so what I’m assuming is that when you’re talking about a mid-single digit increase in input cost, is that of the trough level of your input costs given how steep the fall has been for both aluminium and resin?

Ron Delia: Yeah, from the current point in time forward, we look forward across the different published indices. You see mid-single digit increases from the end of the first half.

Keith Chau: Okay thank you, Ron.

Ron Delia: Thanks. I think if there are no further questions, we’ll close the call. Thank you.

[END OF TRANSCRIPT]

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Amcor Limited (“Amcor”), its subsidiary Arctic Jersey Limited (“New Amcor”) and Bemis Company, Inc. (“Bemis”) have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include, without limitation, statements about the anticipated benefits of the contemplated transactions, including future financial and operating results and expected synergies and cost savings related to the contemplated transactions, the plans, objectives, expectations and intentions of Amcor, New Amcor or Bemis and the expected timing of the completion of the contemplated transactions. Such statements are based on the current expectations of the management of Amcor or Bemis, as applicable, are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. None of Amcor, New Amcor or Bemis, or any of their respective directors, executive officers or advisors, provide any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur. Risks and uncertainties that could cause results to differ from expectations include, but are not limited to: uncertainties as to the timing of the contemplated transactions; uncertainties as to the approval of the transactions by Bemis’s and Amcor’s shareholders, as required in connection with the contemplated transactions; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary approval; the effects of disruption caused by the announcement of the contemplated transactions or the performance of the parties’ obligations under the transaction agreement making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transactions or result in significant costs of defense, indemnification and liability; uncertainties as to the availability and terms of refinancing for the existing indebtedness of Amcor or Bemis in connection with the contemplated transactions; uncertainties as to whether and when New Amcor may be listed in the US S&P 500 index and the S&P / ASX 200 index; uncertainties as to whether, when and in what amounts future dividend payments may be made by Amcor, Bemis or New Amcor; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transactions; transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; other risks and uncertainties discussed in Amcor’s disclosures to the Australian Securities Exchange (“ASX”), including the “2017 Principal Risks” section of Amcor’s Annual Report 2017; and other risks and uncertainties discussed in Bemis’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section of Bemis’s annual report on Form 10-K for the fiscal year ended December 31, 2017. You can obtain copies of Amcor’s disclosures to the ASX for free at ASX’s website (www.asx.com.au). You can obtain copies of Bemis’s filings with the SEC for free at the SEC’s website (www.sec.gov). Forward-looking statements included herein are made only as of the date hereof and none of Amcor, New Amcor or Bemis undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

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In connection with the contemplated transactions, New Amcor intends to file a registration statement on Form S-4 with the SEC that will include a joint proxy statement of Bemis and prospectus of New Amcor. The joint proxy statement/prospectus will also be sent or given to Bemis shareholders and will contain important information about the contemplated transactions. Shareholders are urged to read the joint proxy statement/prospectus and other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Bemis, Amcor, New Amcor, the contemplated transactions and related matters. Investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Bemis, Amcor and New Amcor through the SEC’s website (www.sec.gov).

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Bemis, Amcor, New Amcor and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bemis shareholders in connection with the contemplated transactions. Information about Bemis’s directors and executive officers is set forth in its proxy statement for its 2018 Annual Meeting of Shareholders and its annual report on Form 10-K for the fiscal year ended December 31, 2017, which may be obtained for free at the SEC’s website (www.sec.gov). Information about Amcor’s directors and executive officers is set forth in its Annual Report 2017, which may be obtained for free at ASX’s website (www.asx.com.au). Additional information regarding the interests of participants in the solicitation of proxies in connection with the contemplated transactions will be included in the joint proxy statement/prospectus that New Amcor intends to file with the SEC.